Exhibit 99.1

DOCEBO INC.

SECOND AMENDED AND RESTATED

GLOBAL EMPLOYEE SHARE PURCHASE PLAN

July 15, 2023

(i)

DOCEBO INC.

SECOND AMENDED AND RESTATED

GLOBAL EMPLOYEE STOCK PURCHASE PLAN

SECTION 1

PURPOSE

1.01

This Plan is designed to encourage employee share ownership in the Shares by providing Eligible Employees with an opportunity to purchase shares of the Company’s common shares through voluntary payroll deductions. It is the purpose of this Plan to: (a) foster ownership interest among employees, thus aligning the interests of employees with the interests of shareholders; (b) reward participants of this Plan on the success of the Company; and (c) improve the Company’s ability to retain a skilled workforce; thus aligning the interests of employees with the interests of shareholders.

1.02

The Company intends for this Plan to have two components: a component that is intended to qualify as an “employee stock purchase plan” for the purposes of Section 423 of the Code (the “Code Section 423 Component”), and a component that is not intended to qualify as an “employee stock purchase plan” under Section 423 of the Code (the “Non-Code Section 423 Component”). The provisions of the Code Section 423 Component shall be construed so as to extend and limit participation in a uniform and non-discriminatory basis consistent with the requirements of Section 423 of the Code. A right to purchase Shares under the Non-Code Section 423 Component may be effectuated via separate offerings under one or more sub-plans established by the Plan Administrator under Section 12.02 of the Plan for Employees of a Designated Affiliate (as defined below). It is anticipated that in most cases such Affiliates will be located in countries outside of the United States, thus facilitating tax, employment, securities law or other purposes and objectives, and to conform the terms of the sub-plans with the laws and requirements of such countries. Except as otherwise provided herein or in the applicable sub-plan, the Non-Code Section 423 Component of the Plan shall be operated and administered in the same manner as the Code Section 423 Component. The effective date of this Plan shall be May 11, 2020 (the “Effective Date”).

1.03

This Plan is intended to provide Shares for investment and not for resale. The Company does not, however, intend to restrict or influence the conduct of any Participant. A Participant therefore, may sell Shares that are purchased under this Plan at any time, subject to the terms of this Plan and compliance with all applicable federal, provincial or state tax and securities laws. THE PARTICIPANT ASSUMES THE RISK OF ANY MARKET FLUCTUATIONS IN THE PRICE OF THE SHARES.

SECTION 2

CERTAIN DEFINITIONS

2.01	In this Plan, unless the context otherwise requires:

(a)

“423 Component Eligible Employee” means, with respect to an Offering, all employees of a Designated Subsidiary (including officers and directors who are also employees of the Designated Subsidiary) whose regularly scheduled work week consists of at least twenty (20) hours and who have completed three (3) consecutive months of employment with the Designated Subsidiary as of the Offering Date, provided that the commencement of an approved leave of absence shall not be deemed to terminate an employee’s continuous employment. For greater clarity, 423 Component Eligible Employees do not include (i) a seasonal or temporary employee, to the extent not customarily employed for more than five months in a calendar year, or (ii) an individual performing services for the Designated Subsidiary as an independent contractor or as an employee of another company. Notwithstanding any provision of the Code Section 423 Component, the Plan Administrator may determine, in its sole discretion and prior to the Offering Date, that citizens or residents of a foreign jurisdiction outside of the United States shall not be 423 Component Eligible Employees if, as of the Offering Date, the grant of purchase rights under the Code Section 423 Component to citizens or residents of the foreign jurisdiction is prohibited under the laws of such foreign jurisdiction, or compliance with the laws of such foreign jurisdiction would cause the Offering to violate the requirements of Code Section 423.

(b)	“Affiliate” means any entity that is an “affiliate” for the purposes of National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators, as amended from time to time;

(c)	“Blackout Period” means a blackout period contemplated in the Company’s Insider Trading Policy;

(d)

“Board” means the Board of Directors of the Company, or where applicable and as permitted or authorized by the Board of Directors of the Company, any committee of the Board of Directors authorized to oversee and make decisions relating to the Plan;

(e)	“Business Day” means a day on which banks are open for business in Toronto, Ontario but does not include a Saturday, Sunday or holiday in the Province of Ontario;

(f)	“California Eligible Employee” means an Eligible Employee that is a resident of the State of California, United States;

(g)	“Change in Control” means the occurrence of any one or more of the following events:

(i)

any transaction at any time and by whatever means pursuant to which any Person or any group of two (2) or more Persons acting jointly or in concert (other than the Company, a subsidiary of the Company or Intercap Equity Inc. and its Affiliates) hereafter acquires the direct or indirect “beneficial ownership” (as defined in the Securities Act (Ontario)) of, or acquires the right to exercise Control or direction over, securities of the Company representing more than 50% of the then issued and outstanding voting securities of the Company, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Company with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(ii)

the sale, assignment or other transfer of all or substantially all of the consolidated assets of the Company to a Person other than a subsidiary of the Company or Intercap Equity Inc. and its Affiliates;

(iii)

the dissolution or liquidation of the Company, other than in connection with the distribution of assets of the Company to one (1) or more Persons which were Affiliates of the Company prior to such event or to Intercap Equity Inc. and its Affiliates;

(iv)

the occurrence of a transaction requiring approval of the Company’s shareholders whereby the Company is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a subsidiary of the Company or transaction with Intercap Equity Inc. and its Affiliates); or

(v)

individuals who comprise the Board as of the date hereof (the “Incumbent Board”) for any reason cease to constitute at least a majority of the members of the Board, unless the election, or nomination for election by the Company’s shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board or Intercap Equity Inc. and its Affiliates, and in that case such new director shall be considered as a member of the Incumbent Board;

(vi)

provided that, notwithstanding clause (i), (ii), (iii) and (iv) above, a Change in Control shall be deemed not to have occurred if immediately following the transaction set forth in clause (i), (ii), (iii) or (iv) above: (A) the holders of securities of the Company that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Company hold (x) securities of the entity resulting from such transaction (including, for greater certainty, the Person succeeding to assets of the Company in a transaction contemplated in clause (b) above) (the “Surviving Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the “Parent Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity, and (B) no Person or group of two or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a “Non-Qualifying Transaction” and, following the Non-Qualifying Transaction, references in this definition of “Change in Control” to the “Company” shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the “Board” shall mean and refer to the board of directors or trustees, as applicable, of such entity);

(h)	“Code” means the Internal Revenue Code of 1986, as amended;

(i)	“Code Section 423 Component” has the meaning set forth in Section 1.02;

(j)	“Company” means Docebo Inc., a company incorporated under the laws of the Province of Ontario;

(k)	“Control” means the relationship whereby a Person is considered to be “controlled” by a Person if:

(i)

when applied to the relationship between a Person and a corporation, the beneficial ownership by that Person, directly or indirectly, of voting securities or other interests in such corporation entitling the holder to exercise control and direction in fact over the activities of such corporation;

(ii)

when applied to the relationship between a Person and a partnership, limited partnership, trust or joint venture, means the contractual right to direct the affairs of the partnership, limited partnership, trust or joint venture; and

(iii)	when applied in relation to a trust, the beneficial ownership at the relevant time of more than 50% of the property settled under the trust;

(l)	“Designated Affiliate” means any Affiliate that has been designated by the Plan Administrator from time to time in its sole discretion as eligible to participate in the Non-Code Section 423 Component.

(m)

“Designated Subsidiary” means a subsidiary of the Company (as defined in Code Section 424(f)) that has been designated by the Plan Administrator from time to time in its sole discretion as eligible to participate in the Code Section 423 Component.

(n)

“Eligible Compensation” shall mean all regular base wage and salary payments paid by the Company to a Participant in accordance with the terms of his or her employment, excluding all overtime earnings, bonus, commissions, and other incentive payments and awards, and all other forms of extra compensation, all prior to any Source Deductions, provided that the Plan Administrator may determine, and communicate to Eligible Employees prior to an Offering, that such overtime, bonuses, commissions, other incentive awards and other forms of award compensation will be included in Eligible Compensation for such Offering;

(o)	“Eligible Employee” means an employee who is either a 423 Component Eligible Employee or a Non-423 Component Eligible Employee.

(p)	“Employee Contribution” means funds contributed by a Participant solely by way of payroll deduction for the purpose of purchased Shares pursuant to this Plan;

(q)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(r)

“Excluded Affiliate” means (i) an Affiliate of the Company that has been designated by the Plan Administrator as excluded from participation in the Plan, and (ii) each Affiliate that (A) was neither a Designated Affiliate nor a Designated Subsidiary prior to the Effective Date and (B) has not been designated by the Plan Administrator after the Effective Date as a Designated Affiliate or a Designated Subsidiary.

(s)

“Fair Market Value” of the Shares as of any day means (i) the closing price (rounded to the next highest cent in the case of fractions of a cent) of the Shares on the TSX, Nasdaq or any other stock market or exchange upon which the Shares are quoted or listed and where the majority of the Shares are traded (the “Market”), as reported on such day, or if such day is not a trade day, on the immediately preceding trading day on which the Shares traded on the Market; or (ii) or if for any reason no such price is available, in such other manner as the Plan Administrator may in good faith deem appropriate to reflect the then fair market value thereof;

(t)	“Insider” has the meaning given to it in the Insider Trading Policy;

(u)	“Insider Trading Policy” means the Docebo Inc. Insider Trading Policy dated March 9, 2022, as the same may be amended or amended and restated from time to time;

(v)

“Non-423 Component Eligible Employee” means unless otherwise determined by the Board or Plan Administrator in its sole discretion prior to an Offering, all employees, including both part-time and full-time employees, of a Designated Affiliate (including officers and directors who are also employees of such Designated Affiliate) whose regularly scheduled work week consists of at least twenty (20) hours and who have completed three (3) consecutive months of employment with the Company or the Designed Affiliate as of the Offering Date, provided that the commencement of an approved leave of absence shall not be deemed to terminate an employee’s continuous employment. For greater clarity, Eligible Employees do not include (i) a seasonal or temporary employee, to the extent not customarily employed for more than five months in a calendar year, or (ii) an individual performing services for the Company or any Designated Affiliate as an independent contractor or as an employee of another company;

(w)	“Non-Code Section 423 Component” has the meaning set forth in Section 1.02;

(x)

“Offering” means the grant of rights to purchase Shares under the Plan to Eligible Employees. The terms of each Offering need not be identical; provided however that the rights and privileges established with respect to an Offering under the Code Section 423 Component will apply in an identical manner to all 423 Component Eligible Employees that are granted rights to purchase Shares under the Offering;

(y)	“Offering Date” means the first Business Day of each Offering Period;

(z)

“Offering Periods” shall be the six-month period commencing on January 15 and July 15 of each year during which Eligible Employees may commit to the purchase of Shares hereunder, beginning on January 15, 2021;

(aa)	“Participant” means a 423 Component Eligible Employee or a Non-423 Component Eligible Employee, who has elected to participate in the manner set forth in the Plan;

(bb)

“Person” means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

(cc)	“Plan” means this Amended and Restated Global Employee Share Purchase Plan of the Company set out herein, as the same may be amended from time to time;

(dd)	“Plan Administrator” means the Board, or if the administration of this Plan has been delegated by the Board to a committee of the Board, such committee;

(ee)	“Purchase Date” means the last Business Day of each Offering Period;

(ff)	“Purchase Price” has the meaning set forth in Section 5.02;

(gg)	“Reporting Insider” means any “reporting insider”, as such term is defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions, of the Company;

(hh)

“Security Based Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to directors, officers, employees and/or service providers of the Company or any Subsidiary of the Company, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise;

(ii)

“Share” means a common share in the capital of the Company as constituted on the Effective Date or any share or shares issued in replacement of such common share in compliance with Canadian law or other applicable law;

(jj)	“Share Entitlement” means the calculation of the number of Shares to be issued each Offering Period pursuant to the terms of this Plan;

(kk)

“Share Purchase Account” means a current bookkeeping record maintained by the Company of cumulative payroll deductions made from the Eligible Compensation of each Participant in the Plan as reduced by amounts applied toward the purchase of Shares under the Plan;

(ll)

“Source Deductions” means amounts deductible by an employer from Source Deductions with respect to income taxes, Canada Pension Plan contributions, or amounts payable as contributions to any health or benefit plan, or such other applicable statutory deductions that may from time to time be applicable;

(mm)	“Tax Act” means the Income Tax Act (Canada);

(nn)	“TSX” means the Toronto Stock Exchange; and

(oo)

“UK Employment Taxes” means any income tax and primary class 1 (employee) national insurance contributions for which the Company or any subsidiary of the Company is or may be liable to account (or reasonably believes it is or may be liable to account) and secondary class 1 (employer) national insurance contributions that can be lawfully recovered from an Eligible Employee.

SECTION 3

ELECTION TO PARTICIPATE

3.01

An Eligible Employee may elect to participate in the Plan by completing the form prescribed by the Plan Administrator to authorize regular payroll deduction from the employee’s Eligible Compensation, beginning with the first payroll period ending in the month immediately after an Offering Date, provided such authorization is received by the Company’s Human Resources Department in such time in advance of such Offering Date as may be prescribed by the Plan Administrator. Payroll deductions shall continue until the Eligible Employee decreases his or her payroll deduction rate to zero percent (0%), withdraws from the Plan, or ceases to be eligible to participate in the Plan in accordance with the terms set out herein.

3.02	Notwithstanding the provisions of Section 3.01,

(a)	no 423 Component Eligible Employee shall be granted any right to purchase Shares hereunder to the extent that:

(i)

such 423 Component Eligible Employee, immediately after such a right to purchase is granted, would own, directly or indirectly, within the meaning of Section 423(b)(3) and Section 424(d) of the Code, Shares possessing five percent (5%) or more of the total combined voting power or value of all the classes of the capital stock of the Company or of and parent, as defined in Section 424(e) of the Code, or any subsidiary, of the Company as defined in Section 424(f) of the Code, and for greater certainty, any Non-423 Component Eligible Employee is not prohibited from being granted any right to purchase Shares if after such a right to purchase is granted, such Non-Code 423 Component Eligible Employee would own, directly or indirectly, Shares possessing five percent (5%) or more of the total combined voting power or value of all the classes of the capital stock of the Company or of and parent or any subsidiary of the Company; or

(ii)

such 423 Component Eligible Employee’s rights to purchase Shares under all “employee stock purchase plans” (within the meaning of Section 423 of the Code) of the Company and its subsidiaries (as defined in Code Section 424(f)) accrues at a rate that exceeds US$25,000 worth of shares (determined at the Fair Market Value of the Shares at the time such rights are granted, i.e. the Offering Date) for each calendar year during which the rights to purchase such Shares are outstanding at any time; and

(b)

no Non-423 Component Eligible Employees shall be granted any right to purchase Shares under the Plan to the extent that such Non-423 Component Eligible Employee’s right to purchase Shares under the Plan accrues at a rate that exceeds US$25,000 worth of shares (determined at the Fair Market Value of the Shares at the time such rights are granted, i.e. the Offering Date) for each calendar year during which the rights to purchase Shares are outstanding at any time.

3.03

In addition to any other restrictions set forth herein, in accordance with the Insider Trading Policy, no enrollment, changes or dispositions of Shares may be initiated during a Blackout Period by any Insiders.

3.04

Employees of an Excluded Affiliate shall not be eligible to participate in the Plan unless and until (i) they transfer employment to a Designated Subsidiary or a Designated Affiliate, or (ii) the Plan Administrator re-designates the Excluded Affiliate as either a Designated Affiliate or a Designated Subsidiary. In any such event, the period during which an employee was employed by the Excluded Affiliate shall be counted toward satisfaction of the three (3) consecutive months of employment required for the employee to be eligible under Section 2.01(a) or Section 2.01(v), as applicable, to participate in the Plan following such transfer or re-designation.

SECTION 4

PAYROLL DEDUCTIONS AND SHARE PURCHASE ACCOUNT

4.01

A Participant may elect payroll deductions of any multiple of one percent (1%) and not less than one percent (1%) nor more than fifteen percent (15%) of his or her Eligible Compensation. Payroll deductions of a Participant’s Eligible Compensation will occur on a bi-monthly or monthly basis, consistent with the timing of regularly-scheduled payroll payments made to such Participant by their respective employer. A Participant may, once (and not more than once) in any Offering Period, increase or decrease the percentage of his or her payroll deduction within the foregoing limitations, by filing such form(s) as may be prescribed by the Plan Administrator indicating the change. Any such change to increase or decrease a Participant’s payroll deduction within the foregoing limitations shall become effective with the first payroll period following the beginning of the next Offering Period; provided that such form(s) are received by the Company’s Human Resources Department in such time in advance of such payroll period as may be prescribed by the Plan Administrator. A Participant may, at any time, decrease his or her payroll deductions to zero percent (0%), as described in Section 8.01, by filing such form(s) as may be prescribed by the Plan Administrator indicating the change. Any such change to decrease a Participant’s payroll deductions to zero percent (0%) shall become effective with the first payroll period commencing on or after the receipt of the form(s) by the Company’s Human Resources Department; provided that such form(s) are received by the Company’s Human Resources Department in such time in advance of such payroll period as may be prescribed by the Plan Administrator; and provided further that the Participant may not increase his or her payroll deductions again until the next Offering Period.

4.02	For purposes of the Code Section 423 Component, the date of grant of rights to purchase Shares under an Offering is the Offering Date.

4.03

Employee Contributions are held for the account of the individual Participants and shall be credited currently to the Participant’s Share Purchase Account. A Participant may not make any separate cash payment into his or her Share Purchase Account.

4.04	No interest will be paid upon any Employee Contributions or upon any amount credited to, or on deposit in, an employee’s Share Purchase Account.

4.05

The Plan Administrator may establish procedures under which, if it is determined that a Participant’s payroll deductions are likely to result in a balance in the Participant’s Share Purchase Account that will fund a purchase of Shares in excess of the limits in Section 3.02(a)(i) or Section 5.01, the Participant’s Employee Contributions to the Plan may be decreased, including to zero percent (0%), at any time during an Offering Period; any amounts in the Participant’s Share Purchase Account that may not be applied to purchase Shares due to application of these limits will be distributed to the Participant; such Participant’s elected payroll deductions will be reinstated in the next Offering Period in which the Plan Administrator determines the share purchases funded by such deductions will not exceed the applicable limits.

SECTION 5

PURCHASE OF SHARES

5.01	On each Purchase Date, the Company will be responsible for calculating each Participant’s Share Entitlement.

5.02

The per-Share purchase price of Shares purchased shall be eighty-five percent (85%) of the Fair Market Value of a Share on the Purchase Date of such Offering Period, rounded up to the next higher full cent (the “Purchase Price”).

5.03	The total number of Shares available for issue in any Offering Period is calculated as the lesser of:

(i)	the aggregate Share Entitlement set by the Plan Administrator for the Offering Period;

(ii)	the sum of all Employee Contributions for the Offering Period divided by the Purchase Price; and

(iii)	the remaining number of Shares available for issue under this Plan.

5.04	The Share Entitlement for each Participant for the Offering Period is calculated as the lesser of:

(i)	the number of Shares obtained by dividing the Participant’s Employee Contributions by the Purchase Price, rounded down to the nearest Share; and

(ii)

the pro-rated Share Entitlement calculated as the Participant’s Employee Contributions for the Offering Period, divided by the aggregate of all Employee Contributions for the Offering Period, and multiplied by the aggregate number of shares calculated in Section 5.03, rounded down to the nearest Share.

Notwithstanding the foregoing, the maximum number of Shares that may be purchased by a Participant under the Code Section 423 Component on the Purchase Date for an Offering Period is 570,000 Shares, or such other number of Shares specified by the Plan Administrator as of the Offering Date.

5.05

The Company will determine at the end of each Offering Period the Share Entitlement for each Participant. All purchases will be made in Canadian dollars and all contributions in a currency other than Canadian dollars will be converted into Canadian dollars at an exchange rate determined by the Company, acting reasonably.

5.06	Notwithstanding any other provision of this Plan, no Shares shall be issued to or on behalf of a Participant under the Plan if such issuance could result, at any time, in the number of Shares:

(a)	issuable to Reporting Insiders pursuant to this Plan and any other Security Based Compensation Arrangement of the Company exceeding, at any time, 10% of the issued and outstanding Shares; and

(b)	issued to Reporting Insiders pursuant to this Plan and any other Security Based Compensation Arrangement of the Company exceeding, within any one-year period, 10% of the issued and outstanding Shares.

SECTION 6

WITHHOLDING TAXES

6.01

Notwithstanding any other terms of this Plan, the purchase of Shares under this Plan is subject to the condition that if at any time the Plan Administrator determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities, including Source Deductions and UK Employment Taxes, is necessary or desirable in respect of such purchase, such action is not effective unless such withholding or the satisfaction of UK Employment Taxes, has been effected to the satisfaction of the Plan Administrator. In such circumstances, subject to any requirements or limitations under applicable law, the Company or any Participating Subsidiary may (a) withhold such amount from any Eligible Compensation or other amount payable by the Company or any Participating Subsidiary to the Participant, or (b) enter into any other suitable arrangements for the receipt of such amount before the date such remittance is required. If required to do so by the Company or a subsidiary of the Company, an Eligible Employee shall enter into a joint election under section 431(1) or 431(2) of the Income Tax (Earnings and Pensions) Act 2003 in respect of the Shares acquired under this Plan.

SECTION 7

SHARE PURCHASE ACCOUNT BALANCE

7.01

Subject to Section 8 of the Plan, any funds remaining in a Participant’s Share Purchase Account after the purchase of Shares on a Purchase Date, which funds must be less than the Purchase Price on the Purchase Date, shall remain in his or her Share Purchase Account and be applied toward the purchase of Shares on the next Purchase Date, unless the Participant withdraws from the Plan, in which case, any such funds shall be distributed to the Participant within sixty (60) days.

SECTION 8

ENDING PARTICIPATION IN THE PLAN

8.01

Subject to Section 3.03, a Participant may, at any time, change his or her Eligible Compensation payroll deduction percentage to zero percent (0%) by filing such forms as may be prescribed by the Company’s Human Resources Department indicating the change. At the end of an Offering Period, if a Participant’s payroll deduction of Eligible Compensation is zero percent (0%) and the Participant’s Share Purchase Account balance is an amount less than the Purchase Price on the Purchase Date, such balance shall be distributed to him or her in the next payroll period. An Eligible Employee who has reduced his or her payroll deductions to zero percent (0%), but has not requested a withdrawal of previous deductions, may elect to increase his or her deductions at any time, as described in Section 4.01.

8.02

Subject to Section 3.03, a Participant may, at any time, by completing the paper or online form(s) prescribed by the Company’s Human Resources Department, withdraw from the Plan and cease making any further Employee Contributions. In such event, the Company shall distribute, within sixty (60) days, the entire balance, if any, in the Participants’ Share Purchase Account. An Eligible Employee who has withdrawn from the Plan may elect to re-enroll in the Plan, as described in Section 3.01.

8.03

Participation in the Plan shall cease upon the date of a Participant’s termination of employment, death, transfer to status other than an Eligible Employee, transfer to an Excluded Affiliate or a change in the designation of a Participant’s employer to an Excluded Affiliate, and any Employee Contributions shall be distributed within sixty (60) days to the former Participant or to his or her estate. The commencement of an approved leave of absence shall not be deemed a termination of employment for purposes of this Section 8.03; rather, a leave of absence shall be deemed to result in a termination of employment for purposes of this Section 8.03 on the later of (i) the date that three (3) months after the Participant’s commencement of an approved leave of absence, and (ii) the earlier of the date that the Participant’s approved leave of absence ends and the date the Participant no longer has a statutory or contractual right to re-employment.

SECTION 9

TRANSFERABILITY AND HOLDING PERIOD

9.01

Share purchase benefits granted hereunder may not be assigned, transferred, pledged or hypothecated (whether by operation of law or otherwise), and shall not be subject to execution, attachment or similar process. Any attempted assignment, transfer, pledge, hypothecation or other disposition or levy of attachment or similar process upon the stock purchase benefits shall be null and void and without effect.

9.02

The Employee Contributions may not be assigned, transferred, pledged or hypothecated in any way, and any attempted assignment, transfer, pledge, hypothecation or other disposition of the Employee Contributions shall be null and void and without effect.

9.03

All Participants must not sell, transfer, assign, pledge or hypothecate any Shares purchased in connection with this Plan for a minimum of twelve (12) months following the Purchase Date (the “Holding Period”). The Plan Administrator may establish such rules and regulations as it determines to be necessary or appropriate for the administration of the Holding Period and from time to time, modify such Holding Period. Without limiting the generality of the authority herein, the Plan Administrator may require that the Shares issued under the Plan be restricted or bear a legend against transfer or by requiring periodic certifications by Participants concerning compliance with the Holding Period. Any change to the Holding Period shall be made effective on an Offering Date, and notice thereof shall be given to all Participants at least thirty (30) days prior to such Offering Date by such means as the Plan Administrator determines to be appropriate in the circumstances. The failure of a Participant to receive any such notice shall not affect the change of the Holding Period or any change thereto with respect to that or any other Participant.

9.04

Subject to the Plan Administrator’s discretion, the Holding Period shall continue unaffected in the event that (a) a Participant’s participation in the Plan ceases as a result of such Participant’s termination of employment, death, transfer to status other than an Eligible Employee, transfer to an Excluded Affiliate or a change in the designation of a Participant’s employer to an Excluded Affiliate and (b) the Plan is terminated in accordance with Section 11.02.

SECTION 10

SHARE CERTIFICATES; RIGHTS AS A SHAREHOLDER

10.01

Shares purchased under the Plan will be originally issued from treasury in uncertificated form (i) in the case of those Participants which are Non-423 Component Eligible Employees, the brokerage account designated by the Company and (ii) in the case of those Participants which are 423 Component Eligible Employees, directly in the form of Direct Registration Statements, in each case subject to the Plan Administrator’s sole discretion. Shares issued under the Plan may contain restrictions against transfer (including applicable legends to that effect) as provided in Section 9.03 or securities legislation or other applicable law.

10.02

The Company shall use all reasonable efforts to facilitate the operation of the Plan as contemplated and described in the Plan, but shall not be required to issue or deliver any Shares purchased unless such issuance and delivery comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act (Ontario), the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, applicable state securities laws and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

10.03

In addition to the requirement that shareholder approval be obtained as set out in Section 11.02, no Shares shall be issuable by the Company if at any time the Board determines that the listing or qualification of such Shares under any securities legislation or other applicable law, or the consent or approval of any governmental or other regulatory body (including any applicable stock exchange), is necessary as a condition of, or in connection with, the issuance of such Shares hereunder, and in such circumstance the Company shall not issue such Shares unless such listing, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Board.

10.04

Book-entries representing Shares purchased under the Plan shall be registered in the name of the Participant or jointly in the name of the Participant and another Person, as the Participant may direct.

10.05

All Participants that are Insiders shall be responsible for completing and filing, in accordance with applicable securities laws, any insider reports that are required to be filed and completed in connection with the acquisition (or sale/disposition) of any Shares pursuant to this Plan.

10.06

A Participant shall not be entitled to any of the rights or privileges of a shareholder of the Company with respect to Shares offered for purchase under the Plan, including the right to vote or direct the voting or to receive any dividends that may be declared by the Company, until (i) the Participant actually has paid the Purchase Price for such Shares; (iii) upon satisfaction of any applicable withholding tax or withholding liabilities in accordance with Section 6.01; and (iii) such Shares have been issued and delivered as provided in this Section 10.

SECTION 11

EFFECTIVE DATE AND AMENDMENT OR TERMINATION OF PLAN

11.01

The Plan was adopted by the Board with an effective date of May 11, 2020 and was subsequently approved by the shareholders of the Company within twelve months after the date the Plan was adopted by the Board in compliance with Section 423 of the Code and applicable stock exchange rules. The Plan was further amended and restated on January 11, 2021 and July 15, 2023.

11.02

The Plan Administrator may at any time terminate, amend or suspend the Plan, in whole or in part; subject to any regulatory or TSX approval that may be required and provided that the Plan may not be amended in any way that would:

(a)

cause rights issued under the Plan in respect of 423 Component Eligible Employees to fail to meet the requirements for employee Share purchase plans as defined in Section 423 of the Code or any successor thereto, including, without limitation, shareholder approval if required; or

(b)

deprive a Participant of any benefits that have accrued to the date of termination or which would cause or permit any Shares or Employee Contributions held pursuant to the Plan to revert to or become the property of the Company (other than pursuant to the existing termination provisions).

11.03	Without limiting the generality of the Section 11.02, the Plan Administrator may make any amendment without shareholder approval:

(a)	for the purpose of making formal, minor, administrative or technical modifications to any of the provisions of the Plan, including amendments of a “housekeeping” nature;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of this Plan;

(c)	to amend the holding, payment or withdrawal provisions of this Plan or any Shares, as applicable;

(d)	to permit participation in the Plan by employees who are employed by Designated Affiliates and who are employed or reside outside the United States, Canada, the United Kingdom or Italy;

(e)

to achieve tax, securities law and other compliance objectives in particular jurisdictions, which may include (but with respect to the Code Section 423 Component, only to the extent permitted by Section 423 of the Code and regulations thereunder), granting options to Participants who are citizens or residents of a non-U.S. jurisdiction that are less favorable than the terms of purchase rights generally granted under the Plan to employees resident in the United States;

(f)	to change the length or frequency of the Offering Periods;

(g)	to change any of the termination provisions of this Plan;

(h)	required to give effect to, or address, any changes in tax laws, accounting policies, securities laws or other applicable laws or consistent with Section 12.01; or

(i)	that does not require shareholder approval under applicable laws or the rules of the TSX.

11.04	Notwithstanding the foregoing, shareholder approval shall be required for any amendment:

(a)

to increase the maximum number of Shares issuable under the Plan as specified in Section 14.01 except pursuant to the provisions under Section 13 that permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)	to remove or exceed the 10% limits on Shares issuable or issued to Reporting Insiders as described in Section 5.06;

(c)	to increase the discount reflected in the definition of Purchase Price;

(d)	to permit any interest in the Share purchase benefits or the Employee Contributions under this Plan to be transferable or assignable; and

(e)	to delete or reduce the range of amendments that require shareholder approval under this Section 11.04.

11.05

During any suspension of the Plan, no new Offering Period shall begin, no Eligible Employee shall be offered any opportunity to elect to participate in the Plan, and any existing payroll deductions elections shall be suspended, but any Share purchase rights granted for an Offering Period that began prior to the Plan suspension shall remain subject to the other provisions of this Plan.

SECTION 12

PLAN ADMINISTRATION

12.01

In administering the Plan, it will be necessary to follow various laws and regulations. It may be necessary from time to time to change or waive requirements of the Plan to conform with law, to meet special circumstances not anticipated or covered in the Plan, or to carry on successful operations of the Plan. Therefore, the Plan Administrator shall have full power and authority to make variations in the provisions of the Plan for such purposes and to determine any questions which may arise regarding interpretation and application of the provisions of the Plan. Without limiting the generality of the foregoing, the Plan Administrator is specifically authorized to adopt rules and procedures regarding payroll deductions, payment of interest, conversion of local currency, payroll tax, the definition of Eligible Compensation, withholding procedures and handling of book entries that vary with local requirements. The Plan Administrator may promulgate rules regarding the time and manner for submitting any required notice or form contemplated under the Plan, which may include a requirement that the notice be on file with the Company’s designated office for a reasonable period before it will be effective. Subject to the terms of the Plan and applicable law, the Plan Administrator may delegate ministerial duties associated with the administration of the Plan to such Company officers, employees or agents as the Plan Administrator may determine. The determination of the Plan Administrator as to the interpretation and operation of the Plan shall be final and conclusive.

12.02

Subject to applicable laws, rules or regulations or the requirements of any stock exchange upon which the Shares are listed, the Plan Administrator may, in its sole discretion, establish sub-plans under the Non-Code Section 423 Component of the Plan which do not satisfy the requirements of Section 423 of the Code for purposes of effectuating the participation of Eligible Employees of a Designated Affiliate. For purposes of the Non-Code Section 423 Component, the Plan Administrator may establish one or more sub-plans to: (a) amend or vary the terms of the Non-Code Section 423 Component of the Plan in order to conform such terms with the laws, rules and regulations of each country where such Eligible Employees of such Designated Affiliate may be located; (b) amend or vary the terms of the Non-Code Section 423 Component of the Plan in each country where such Eligible Employees of such Designated Affiliate may be located as it considers necessary or desirable to take into account or to mitigate or reduce the burden of taxation and social insurance contributions, or (c) amend or vary the terms of the Non-Code Section 423 Component of the Plan in each country where such Eligible Employees of such Designated Affiliate may be located as it considers necessary or desirable to meet the goals and objectives of the Non-Code Section 423 Component of the Plan. Each sub-plan established pursuant to this Section 12.02 shall be reflected in a written appendix to this Plan, and shall be treated as being separate and independent from the Code Section 423 Component of the Plan; provided that the total number of Shares authorized to be issued under the Plan shall include any Shares issued under both the Code Section 423 Component of the Plan and the Non-Code Section 423 Component of the Plan, including each subplan. To the extent permitted under applicable law, the Plan Administrator may delegate its authority and responsibilities under Section 12.02 to an appropriate sub-committee consisting of one or more officers of the Company.

SECTION 13

SHARE DIVIDEND OR RECLASSIFICATION OR CHANGE IN CONTROL

13.01

Upon the payment of any dividend, or the occurrence of a stock split, reverse stock split, recapitalization, combination or reclassification by way of split-up in the number of Shares of the Company or other distribution of Shares without receipt of consideration by the Company, the Plan Administrator shall make such equitable adjustments as it deems appropriate to the total number of Shares authorized by Section 14.01 to be sold under the Plan, to the number of Shares subject to purchase under outstanding share purchase rights, and to the share purchase exercise price or prices applicable to outstanding purchase rights.

13.02

In the event of a Change in Control, appropriate adjustments shall be made to give effect thereto on an equitable basis in terms of issuance of shares of the Surviving Entity or successor resulting from the Change in Control. If such Surviving Entity or Parent Entity refuses to continue or assume outstanding purchase rights under the Plan, or issue substitute rights for such outstanding rights, then the Plan Administrator may, in its discretion, either terminate the Plan in accordance with Section 11.02 or shorten the Offering Period then in progress by setting a new Purchase Date for a specified date before the date of the consummation of the Change in Control. In the event of a change in the Purchase Date, each Participant shall be notified in writing, prior to any new Purchase Date, that the Purchase Date for the existing Offering Period has been changed to the new Purchase Date and that the Participant’s right to acquire Shares will be exercised automatically on the new Purchase Date unless prior to such date the Participant’s employment has been terminated or the Participant has withdrawn from the Plan. In the event of a dissolution or liquidation of the Company, any Offering Period then in progress will terminate immediately prior to the consummation of such action, unless otherwise provided by the Board.

SECTION 14

SHARES TO BE SOLD

14.01

Subject to the terms of Section 13.01, the number of Shares authorized to be sold under the Plan shall not exceed 570,000 Shares. If the total number of Shares which may otherwise be sold on any Purchase Date, exceeds the maximum number of Shares authorized to be sold, the Company shall make a pro rata allocation of the Shares available for delivery and distribution in a uniform manner, to the extent practicable, and as it shall determine to be equitable, and the balance of payroll deductions credited to the Share Purchase Account of each Participant shall be returned to him or her as promptly as possible.

SECTION 15

LIMITATION OF RIGHTS OF THE ELIGIBLE EMPLOYEES

15.01

This Plan is a voluntary program on the part of the Company and shall not constitute an inducement to or condition of the employment of any Eligible Employee. Nothing contained in this Plan shall give any Eligible Employee, whether a Participant or not, the right to be retained in the service of the Company or any of its Subsidiaries or shall interfere with the right of the Company or any of its Subsidiaries to discharge any Eligible Employee whether a Participant or not at any time. Enrolment in this Plan will not give any Participant or beneficiary of a Participant any right or claim to any benefit except to the extent provided for in the Plan. By participating in the Plan, all Participants strictly waive any claim they may have, may have had or might have in the future with respect to this Plan, including with respect to (i) any right to participation in the Plan pursuant to Section 3 or loss, actual or otherwise by not being able to participate in the Plan, if their participation in the Plan or their employment with the Company or any of its Subsidiaries terminates for any reason; (ii) the ability to elect to make payroll deductions in accordance with Section 4; (iii) any currency risk arising from or relating to Section 5.05 and (iv) the right to purchase the Shares under the condition that the withholding tax or other withholding liabilities have been satisfied pursuant to Section 6.

15.02

Neither the Company nor the Plan Administrator shall be liable to any Eligible Employee for any loss resulting from a decline in the market value of any Shares issued under the Plan. Neither the Company nor the Plan Administrator shall be liable to any Eligible Employee for any change in the market price of the Shares between the time an Eligible Employee elects to participate in the Plan and the time the purchase of Shares takes place. By participating in the Plan, a Participant expressly acknowledges and agrees to the foregoing and waives any claim such Participant may have, may have had or might have in the future with respect to the foregoing.

SECTION 16

CALIFORNIA ELIGIBLE EMPLOYEES

Notwithstanding any other provision of this Plan, the provisions of this Section 16 shall apply to any issuance of Shares under the Plan to a California Eligible Employee, unless such issuance is otherwise exempt from the applicable securities laws of California.

16.01

The issuance of Shares under the Plan to California Eligible Employees shall occur within ten (10) years from the earlier of (i) the date on which this Plan is adopted by the Board and (ii) the date on which the Plan is approved by approved by the shareholders of the Company.

16.02	The Company will not issue Shares under the Plan to California Eligible Employees unless:

(a)

on the date Shares are issued to California Eligible Employees pursuant to the Plan, the Company is a foreign private issuer, as defined by Rule 3b-4 under the Exchange Act, and the aggregate number of persons in California granted awards under all compensation plans and agreements and issued securities under all purchase and bonus plans and agreements of the Company does not exceed thirty five (35); or

(b)	the Plan is adopted and approved in accordance with Section 11.01.

SECTION 17

MISCELLANEOUS

17.01	All written notices to the Company pertaining to the Plan shall be delivered personally, e-mail or mail, postage prepaid, addressed as follows:

Docebo Inc.

366 Adelaide Street West, Suite 701

Toronto, Ontario, M5V 1R9 Canada

Attention: Human Resources Department

options@docebo.com

All notices to an Eligible Employee will be addressed to the principal address of the Participant on file with the Company. Either the Company or the Eligible Employee may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally or by e-mail, on the date of delivery, and if sent by mail, on the fifth Business Day following the date of mailing. Any notice given by either the Eligible Employee or the Company is not binding on the recipient thereof until received.

17.02

Nothing contained in this Plan shall be construed so as to prevent the Company from taking corporate action which is deemed by the Company to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan.

17.03

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without any reference to conflicts of law rules.

17.04

The Company and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of Ontario in respect of any action or proceeding relating in any way to the Plan, including, without limitation, with respect to any issuance of Shares made in accordance with the Plan.